

January 30, 2015

<u>Via e-mail</u>
Ms. Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building, 151 Shengli Avenue North
Shijiazhuang, Hebei Province, P.R. China 050041

RE: **CAM Group, Inc**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed April 15, 2014
        File No. 001-33907

Dear Ms. Ka:

We have reviewed your response letter dated January 26, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

1.   We note your response to comment 5 from our letter dated December 2, 2014. You state that collection was delayed because the customer had a quality concern about the products, which you have since resolved. Please clarify how the customer's concerns were addressed (i.e. tell us if replacement products were provided, etc.) and what additional cost you incurred in resolving these concerns.

2.   Please tell us how you evaluated these fertilizer sales under ASC 605-45-45 when determining that it was appropriate to record the revenue on a net basis. Given that you had credit risk in the transaction and you may have been responsible for the acceptability

of the fertilizer purchased by Deyuan, it appears that gross revenue reporting may have been more appropriate.

3.   You state in your response that Deyuan is a non-related party and revenue from this contract was recorded in "revenues – other." However, it appears that all revenue has been characterized as related party revenue on your statements of operations. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant